SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 9, 2018.

By letter dated November 9, 2018,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In million of ARS	09/30/2018	09/30/2017

Result of the period (three-month period)	7,439	28
Attributable to:
Company's shareholders	2,057	221
Non-controlling interests	5,382	(193)

Other integral results	21,578	(113)
Attributable to:
Company's shareholders	4,422	(7)
Non-controlling interests	17,156	(106)

Total integral results of the period	29,017	(85)
Attributable to:
Company's shareholders	6,479	214
Non-controlling interests	22,538	(299)

Shareholders' equity:

Capital stock	479	499
Treasury shares	23	3
Change in capital stock	64	64
Change in treasury shares	1	1
Additional paid-in capital	659	659
Premium for trading treasury shares	21	20
Legal reserve	113	83
Special reserve RG 609/12	1,516	1,516
Cost of treasury shares	(923)	(24)
Changes in non-controlling interest	(1,444)	223
Revaluation Surplus	369	-
Conversion reserve	8,130	2,143
Reserve for stocks-based payments	110	104
Reserve for new project	1,371	-
Reserve for defined benefit plans	(57)	(35)
Derivative instruments	8	9
Reserve for purchase of securities issued by the company	25	25
Other subsidiary reserves	24	25
Retained earnings	16,736	11,285
Shareholders' equity attributable to controlling company's shareholders	27,225	16,600
Non-controlling interest	76,475	32,441
TOTAL SHAREHOLERS' EQUITY	103,700	49,041

In million of ARS	09/30/2017
Adjustments of previous periods results
Corresponds to the change in the valuation method of "Ivestment Properties" from historic cost to fair value according to the IFRS 40.	(76)
Attributable to:
Company's shareholders	(47)
Non-controlling interest	(29)

In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 174,173,103 shares, accounting for 36.38% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of September 30, 2018, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 304,647,472 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 60.73% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended September 30, 2018:

●
 Net result of the first quarter of fiscal year 2019 recorded a gain of ARS 7,439 million compared to a gain of ARS 28 million in the same period of the FY 2018 period, mainly due to higher results due to changes in the fair value of investment properties in the Operations Center in Argentina and a higher market valuation of the investment in CLAL, in the Israel Operations Center, both effects from its subsidiary IRSA.

●
  Adjusted EBITDA for the period reached ARS 4,486 million, of which ARS 1,666 million come from the agricultural business due to higher production results, grain holdings and farmland sales, and ARS 2,592 million from the urban property and investment business (IRSA).

●
Very good weather conditions in the region are expected for 2019 campaign. We hope to plant approximately 255,000 ha and develop 8,500 ha in the region.

●
 Our subsidiary Brasilagro has completed a partial sale of 9,784 hectares of its farm Jatobá (Jaborandi - Bahía), for an amount of BRL 177.8 million.

●
 The Adjusted EBITDA of the income segments of the urban property and investment business in Argentina (IRSA) grew by 31.3% in the compared year.

●
OnOctober 29, our Shareholders Meeting approved a distribution among its shareholders of 20,656,215 treasury shares, representing 4.1% of the share capital.

●
 OnNovember 8, we issued a Bond in the local market for the sum of USD 73.6 million at a fixed annual interest rate of 9% with a maturity in 2020. The funds will be used to refinance short-term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 12, 2018